SCHEDULE 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Paramco Financial Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

699168 20 9

(CUSIP Number)

Douglas G. Gregg

16925 Sequoia Drive

Parker, Colorado 80134

(720) 851-9273

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699168 20 9                                                                                                    Page of 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Douglas G. Gregg
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)

Mr.Gregg is a director and executive officer of Airline Communications, Ltd. (“Airline”).  This sixth amendment to Form 13D is being filed as a group with Airline, which is filing its own separate report on Form 13D/A.

(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 699168 20 9                                                                                                       Page 3 of 5 Pages

Item 1.

Security and Issuer.

The class of equity securities to which this Sixth Amendment to Schedule 13D relates is the common stock, $.001 par value (the “Common Stock”), of Paramco Financial Group, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 2391 N.E. Loop 410, Suite 103, San Antonio, Texas 78217.

Item 2.

Identity and Background.

The name of the person filing this statement is Douglas G. Gregg.  His business address is 16025 Sequoia Drive, Parker, Colorado 80134.  His principal occupation is as a self-employed consultant.  Mr. Gregg was formerly the Chairman of the Board and Chief Executive Officer of the Company.   Mr. Gregg is a citizen of the United States.  During the last five years, Mr. Gregg has not been convicted in a criminal proceeding.  During the last five years, except as set forth hereinbelow, Mr. Gregg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Pursuant to a stipulated order dated November 12, 2002, between Mr. Gregg and the State of Idaho, Department of Finance, Securities Bureau, Mr. Gregg admitted selling an unregistered security to one resident of the State of Idaho and agreed to be permanently enjoined from further sales of unregistered securities in the State of Idaho without the prior written consent of the Idaho Department of Finance.

Item 3.

Source and Amount of Funds or Other Consideration.

On December 30, 2004 the Company and Mr. Gregg completed a transaction whereby Mr. Gregg converted 7,312,505 shares of Common Stock held in his name and 11,557,650 shares of Common Stock held in the name of Airline Communications, Ltd. (“Airline”), an entity controlled by Mr. Gregg, into 98,115 shares and 11,512 shares, respectively, of the Company’s Series D. Convertible Preferred Stock (the “Series D Preferred Stock”).  The transaction was made pursuant to that certain Settlement and Release Agreement by and between Mr. Gregg and the Company dated November 30, 2004.  With respect to this event, there was no monetary consideration involved; however, for purposes of future conversion or redemption of the Series D Stock, there was a deemed aggregate Purchase Price of $253,627.

Item 4.

Purpose of Transaction.

Please refer to Item 3, above.

At the present time, Mr. Gregg has no plans or proposals that related to or would result in:

(a)

The acquisition by any persons of additional securities of the Company, or the disposition of securities of the Company;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)

A sale of a material amount of assets of the Company or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Company;

(f)

Any other material change in the Company’s business or corporate structure;

(g)

Change in the Company’s character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

SCHEDULE 13D

CUSIP No. 699168 20 9                                                                                                                                   Page 4 of 5 Pages

(h)

Causing the Common Stock of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

(i)

Causing the Common Stock of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

Any other action similar to any of these enumerated above;

Item 5.

Interest in Securities of the Issuer.

By means of his serving as a director and executive officer of Airline, Mr. Gregg is deemed to have a beneficial interest in the 155,512 shares of the Series D Preferred Stock that is owned of record and beneficially by Airline.  In addition, Mr. Gregg is the record and beneficial owner of 98,115 shares of the Series D Preferred Stock.  The total of 253,627 shares of the Series D Preferred Stock represents approximately 15.4% of all shares of the Series D Preferred Stock as of the date hereof.  Other than set forth herein, Mr. Gregg has no other interest, either of record or beneficially, in the Common Stock or Series D Preferred Stock of the Company.

The Series D Preferred Stock, except for certain protective rights set forth in the Certificate of Designation establishing the rights, powers, preferences, privileges, qualifications, limitations and restrictions, possesses no voting rights.  As a result of his control of Airline, Mr. Gregg has the sole power to dispose or to direct the disposition of the 155,512 shares of the Series D Preferred Stock of the Company owned by Airline.  In addition, Mr. Gregg has sole power to dispose or to direct the disposition of the 98,115 shares of the Series D Preferred Stock of the Company of which he is the record and beneficial owner.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable, except as described in Item 3.

Item 7.  Material to be filed as Exhibits.

A.

Settlement and Release Agreement by and between Douglas Gregg and Paramco Financial Group, Inc. dated November 30, 2004, filed with the Securities and Exchange Commission on January 3, 2005 as Exhibit 99.22 to the Current Report on Form 8-K, is hereby incorporated by this reference.

SCHEDULE 13D

CUSIP No. 699168 20 9                                                                                                                                       Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

December 30, 2004

By: /s/ Douglas G. Gregg

Douglas G. Gregg